BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

Attachment 23 to CVM Instruction No. 481/2009

PUBLIC REQUEST FOR A PROXY

For the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 27, 2021, at 11:00 a.m. (“AGOE ”), exclusively under virtual format, by means of the digital platform Chorus Call (“Digital Platform”).

1.	Provide the name of the company

BRF S.A. (“Company”).

2.	Provide information on the subjects for which the powers of attorney are being requested

Powers of attorney are requested to vote on all matters included in the AGOE Agenda, published through the Call Notice, dated March 27, 2021, which are:

At the Ordinary General Shareholders’ Meeting:

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2020, including the absorption of the profit of such year by the balance of accumulated losses;

(ii) To set the annual global compensation of the Company’s management for the year 2021;

(iii) To elect the members of the Fiscal Council;

(iv) To establish the compensation of the members of the Fiscal Council for the fiscal year 2021.

II - At the Extraordinary General Shareholders’ Meeting:

(i) To resolve on the following amendments to the Company’s Bylaws, as detailed in a draft with revision marks contained in the Management Proposal disclosed to the market:

(a) Amend Article 3 of the Company’s Bylaws, in order to include, in the corporate purpose: the (i) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter; and

(b) Amend Article 33 of the Company’s Bylaws, in order to (1) establish that the Coordinator of the Audit and Integrity Committee will be chosen by the Board of Directors and not by the members of the Audit and Integrity Committee; (2) establish that Audit and Integrity Committee’s regular meetings shall have a bimonthly periodicity and no longer monthly; and (3) exclude the obligation that the meetings between the Audit and Integrity Committee Coordinator and the members of the Board of Directors and the Fiscal Council be held quarterly;

(ii) Consolidate the Company’s Bylaws with the approved changes; and

(iii) Resolve on the following changes to the Restricted Stocks Plan of the Company (“Restricted Stocks Plan”):

(a)	Exclude the concepts of “Parity Actions”, “Total Shareholder Return - TSR” and “Funds Committed”, and, therefore change items 1.1, 5.3, 5.3.1 and 7.1 and exclude itens 5.3.2 and 7.2 of the Restricted Stocks Plan;
(b)	Insert the possibility for the Company, at its sole discretion and subject to any restrictions and procedures provided for in the applicable legislation and regulation, to grant restricted shares in the form of American Depositary Receipts - ADRs, with the consequent inclusion of a new item 6.2 in the Restricted Stocks Plan;
(c)	Consolidate the competence of the Board of Directors to establish the effects of the Beneficiary's termination in relation to “Restricted Stock Not Fully Acquired”, with the consequent amendment of item 8.1 and the exclusion of the current items 8.2 and 8.3 of the Restricted Stocks Plan; and
(d)	Implement wording adjustments, without material change of content, and consequently change items 1.1 (concepts of “Restricted Stock Not Fully Acquired” and “Committee”), 2.1, 3.1, 3.2, 4.1, 4.2 (d), 4.3, 6.1, 7.3, 7.4, 10.2 and 10.3 and the exclusion of the current item 6.2 of the Restricted Stocks Plan.

3. Identify the natural or legal persons who promoted, organized or paid for the proxy request, even if partially, informing:

a.	Name and Address;

Company Management

b.	How long they have been shareholders in the company.

Not applicable.

c.	Number and percentage of shares for each type and class in their ownership.

Not applicable.

d.	Number of shares taken on loan.

Not applicable.

e.	Total exposure in derivatives bechmarked to shares of the company.

Not applicable.

f.	Corporate, business or family relations existing or maintained during the past 3 years with the company or with parties related to the company, as defined in the accounting laws related to this matter.

Not applicable.

4.	State whether any of the persons listed under item 3, as well as any their controlling shareholders, subsidiaries, affiliates or associated companies have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of any such interest.

Not applicable.

5.	State the estimated cost of the request for the proxy.

The Company will not incur any costs for this Public Request for a Proxy, considering that there will be no costs for any publications of this Public Request for a Proxy, which will be disclosed exclusively by electronic means at the Company's Investor Relations website (www.brf-global.com/ri) and at the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

6. Inform yourself if:

(a)	the company paid for the request for a proxy; or
(b)	the parties presenting it will seek the reimbursement of such costs from the company.

The Company will fund all the expenses pertaining to this request for a proxy.

7. State:

The address to which this proxy should be sent following signature; or

The powers of attorney instruments, in the form of the draft object of Attachment 1 to the present, must be completed, initialed and signed and, subsequently, sent to the following postal address: Avenida das Nações Unidas, 8.501 – Zip Code 05425-070, Pinheiros, São Paulo (SP), under the care of the Corporate-Legal Department, in the period between March 27, 2020 and April 23, 2020, from 8:00 am to 6:00 pm. Additionally, the shareholders may also, within the aforementioned period, send the duly completed power of attorney, together with a copy of the documents below, to the following electronic address: acoes@brf-br.com.

The shareholders must present, together with the power of attorney in physical format, a copy of the following documents:

a)	Individual Shareholders: (i) picture I.D.; and (ii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

b)	Corporate Shareholders: (i) latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers of representation (i.e.: minutes of election of the officers); (ii) picture I.D. of the legal representative(s); and (iii) statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

c)	Investment Funds: (i) latest consolidated fund regulation; (ii) bylaws or articles of association of its administrator or manager, as the case may be, with the fund’s voting policy and corporate documents that prove the powers of representation (minutes of election of the officers, term(s) of investiture and / or power of attorney); (iii) picture I.D. of the legal representative(s); and (iv) a statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

d)	Foreign Shareholders: Foreign shareholders must present the same documentation as Brazilian shareholders, with the exception that corporate documents of the legal entity and the proxy must be translated into a sworn form, not being necessary its notarization and consularization.

b. Should the company accept proxies through a system on the world wide web, the instructions for granting the power of attorney

Not applicable.

APPENDIX 1 - DRAFT OF POWER OF ATTORNEY

PROXY

Through this private instrument, the shareholder qualified below (“Grantor”), in the capacity of shareholder of BRF S.A., a publicly-held company registered at CNPJ/MF under number 01.838.723/0001-27, with its head office at Rua Jorge Tzachel, Bairro Fazenda, in the city of Itajaí, state of Santa Catarina, Zip Code 88301-600 (“Company”), In view of the call for the Ordinary and Extraordinary General Shareholders’ Meeting of the Company, to be held at 11:00 a.m. on April 27, 2020 (“AGOE”), hereby appoints and constitutes as its proxies (“Grantees”):

a)	Mrs. Cristiana Rebelo Wiener, Brazilian, married, lawyer, enrolled in the Brazilian Bar OAB/SP under No. 215.947 and enrolled in CPF under No. 025.909.597-45, with professional address at Avenida das Nações Unidas, 8.501, Zip Code 05425- 070, Pinheiros, São Paulo (SP) or Mr. Antonio Carlos Godoy Filho, Brazilian, lawyer, married, enrolled in the Brazilian Bar OAB/SP under No. 193,798 and enrolled in CPF under No 267.053.718-97, with professional address at with professional address at Avenida das Nações Unidas, 8.501, Zip Code 05425-070, Pinheiros, São Paulo (SP), to vote IN FAVOR in the matters included in the AGOE’s agenda, in accordance with the express guidance given below by the Grantor;

b)	Ms. Cristina Figueiredo Donnini, Brazilian, married, lawyer, enrolled in the Brazilian Bar OAB/SP under No 331.675 and enrolled in CPF under No 009.842.125-58, with professional address at with professional address at Avenida das Nações Unidas, 8.501, Zip Code 05425-070, Pinheiros, São Paulo (SP) or Mrs. Stephanie Salcas Pepe Wagner, Brazilian, lawyer enrolled in the Brazilian Bar OAB/SP under No 282.462 and enrolled in CPF under No 337.175.578-90, with professional address at Avenida das Nações Unidas, 8.501, Zip Code 05425-070, Pinheiros, São Paulo (SP), to vote AGAINST in the matters included in the AGOE’s agenda, in accordance with the express guidance given below by the Grantor; and

c)	Mr. Carlos Eduardo de Castro Neves, Brazilian, lawyer, divorced, enrolled in the Brazilian Bar OAB/SP under No. 260.460-B and enrolled in CPF under No. 514.871.601-00, with professional address at Avenida das Nações Unidas, 8.501, Zip Code 05425-070, Pinheiros, São Paulo (SP) or the to ABSTAIN in the matters included in the AGOE’s agenda, in accordance with the express guidance given below by the Grantor;

granting the above-mentioned proxies powers to represent the Grantor at the AGOE, acting solely and regardless of the order of nomination, signing the Shareholders Attendance Register and the minutes of the Ordinary and Extraordinary General Shareholders Meeting for the specific ends of voting strictly in conformity with the following guidance on each of the subjects on the agenda:

I - At the Ordinary General Shareholders’ Meeting:

1. To approve the management accounts and the financial statements of the Company related to the fiscal year ended on December 31, 2020, including the absorption of the profit of such year by the balance of accumulated losses:

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

2. To set the annual global compensation of the Company’s management for the year 2021

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

3 . To elect the members of the Company’s Fiscal Council:

Attilio Guaspari (Effective) / Marcus Vinicius Dias Severini (Alternate)

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Maria Paula Soares Aranha (Effective) / Mônica Hojaij Carvalho Molina (Alternate)

In Favor	Against	Abstain
[ ]	[ ]	[ ]

André Vicentini (Effective) / Valdecyr Maciel Gomes (Alternate)

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

4 . To set the compensation for the fiscal year 2020 for the effective members of the Fiscal Council in an amount corresponding to 10% (ten percent) of the average amount of the compensation attributed to the Company’s Officers (excluding benefits, sums of representation and profit sharing), pursuant to article 162, paragraph 3, of Law no. 6.404/1976.

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

At the Extraordinary General Shareholders’ Meeting:

1. To amend article 3 of the Company’s Bylaws, in order to include, in the corporate purpose, the (i) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

2. To amend Article 33 of the Company’s Bylaws, in order to (1) establish that the Coordinator of the Audit and Integrity Committee will be chosen by the Board of Directors and not by the members of the Audit and Integrity Committee; (2) establish that Audit and Integrity Committee’s regular meetings shall have a bimonthly periodicity and no longer monthly; and (3) exclude the obligation that the meetings between the Audit and Integrity Committee Coordinator and the members of the Board of Directors and the Fiscal Council shall be held quarterly;

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

3 . Consolidate the Company’s Bylaws with the approved changes.

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

4 . Change the Company’s Restricted Stocks Plan of the Company (“Restricted Stocks Plan”).

4.1. Exclude the concepts of “Parity Actions”, “Total Shareholder Return - TSR” and “Funds Committed”, and, therefore change items 1.1, 5.3, 5.3.1 and 7.1 and exclude itens 5.3.2 and 7.2 of the Restricted Stocks Plan;

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

4.2. Insert the possibility for the Company, at its sole discretion and subject to any restrictions and procedures provided for in the applicable legislation and regulation, to grant restricted shares in the form of American Depositary Receipts - ADRs, with the consequent inclusion of a new item 6.2 in the Restricted Stocks Plan;

In Favor	Against	Abstain
[ ]	[ ]	[ ]

Place an X in the above space for the chosen option.

4.3. Consolidate the competence of the Board of Directors to establish the effects of the Beneficiary's termination in relation to “Restricted Stock Not Fully Acquired”, with the consequent amendment of item 8.1 and the exclusion of the current items 8.2 and 8.3 of the Restricted Stocks Plan;

In Favor	Against	Refrain
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

4.4. Implement wording adjustments, without material alteration of content, with the consequent alteration of items 1.1 (concepts of “Restricted Stock Not Fully Acquired” and “Committee”), 2.1, 3.1, 3.2, 4.1, 4.2(d), 4.3, 6.1, 7.3, 7.4, 10.2 and 10.3 and the exclusion of the current item 6.2 of the Restricted Stocks Plan:

In Favor	Against	Refrain
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

For the purposes of this mandate, the Grantees will have limited powers to attend the AGOE and cast votes in accordance with the voting guidelines stated above, and the Grantees may also sign, in the name and place of the Grantor, any and all documents that are necessary in relation to the AGOE, including, by way of example, the shareholders attendance book and the respective minutes in the proper book, having no right or obligation to take any other measures that are not necessary to comply with this mandate instrument.

The Grantees are authorized to abstain from any resolution or matter for which they have not received, at their discretion, sufficiently specific voting instructions.

This power of attorney is valid until the closure and conclusion of the administrative procedures of the AGOE for which it was granted, either on the first or second call, regardless of the date on which the second call will be installed, and may be replaced in its entirety or in part.

Qualification of the Shareholder;

Full name or corporate name of the Granting Shareholder
CPF or CNPJ number
Address

Number of shares held
Name of Legal Representative (If applicable):
Legal Representative’s Address (if applicable)
Position of Legal Representative (if applicable)
Date of proxy

Signature: ________________________________________

Name/Corporate Name of Shareholder: _______________________

Name of Shareholder´s Legal Representative(s) (if applicable): _________________